EXHIBIT 99.40

Emerald Health Therapeutics Reports Second Quarter 2019 Financial Results; Sales Double Second Quarter in a Row

50%-owned JV Pure Sunfarms reaches Q2 sales of $32.4 million, 78% EBITDA margin, $0.65/gram all-in production cost, and third consecutive quarter of profitability

VANCOUVER, British Columbia, Aug. 29, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today reported financial results for the quarter ended June 30, 2019. Full versions of the Company’s unaudited condensed, interim consolidated financial statements and MD&A for such period can be found on SEDAR at www.sedar.com.

Highlights

Emerald’s 2Q19

  Emerald’s 2Q19 sales of $5.1 million represents an increase of 94% over the prior quarter and 348% over 4Q18
  Net loss significantly improved in 2Q19 to $0.5M from $3.7M the previous quarter, driven partly by the marketing of cannabis products with higher margin, like SYNC 25 CBD oil, and strong performance of Pure Sunfarms
  Adjusted EBITDA of $1.9M, up $5.4M from Q1
  G&A stable at $3.3M over prior quarter, showing more efficiency across all processes
  S&M was $1.1M, up $0.2M over Q1 as sales channel infrastructure and staff increased
  R&D expenses increased, permitting advancement of differentiated defined-dose products targeting next legalisation phase
  Emerald’s share of income from Pure Sunfarms joint venture was $14.5M, up from $5.8M in previous quarter
  Net loss per common share was $0.003, compared to $0.043 in 1Q19.

Pure Sunfarms 50%-owned joint venture 2Q19

  2Q19 sales increased 125% to $32.4M over prior quarter
  Gross margin was 84% before non-cash adjustments to the fair valuation of inventory and biological assets
  EBTIDA was $25M or 78%; adjusted EBITDA (to eliminate the profit component of inventory held by EHT at June 30, 2019) was $18.3M, or 57%
  Net income before tax exceeded $43.8 million, representing a third consecutive quarter of profitability
  Emerald reported $14.5M as share of net income from Pure Sunfarms compared to $5.8M in 1Q19 and $1.4M in 4Q18
  Net cash flow from operating activities exceeded $6 million. Achieved full run-rate in the first 1.1 million square-foot greenhouse, with all-in production cost at $0.65 per gram based on increased production volume and lower seasonal costs.

In 2Q19, Emerald has been focusing its efforts on:

  Helping drive the success of Pure Sunfarms. We believe that this JV will continue to achieve significant growth from its leadership in the wholesale cannabis market and the expansion of its business model and capabilities to enhance its ability to capture market share in the retail segment of the cannabis market.
  Completing the licensing efforts and a substantial amount of the build-out of its 100%- owned facilities in Metro Vancouver focused on indoor and outdoor organic cultivation of cannabis; and, St. Eustache, Quebec, for the production of indoor cultivation of high quality, differentiated craft cannabis strains. These facilities are both expected to be fully licensed, fully operational, and revenue-generating by the end of the year.
  Sales in eight provinces and Yukon, facilitating revenue growth from $2.1 million in all of 2018 to $7.7 million in the first half of 2019.
  Enabling the extraction of THC and CBD oil and resin at Emerald’s facilities, while concurrently securing third party, large scale extraction and cannabis value-added product manufacturing relationships, a key part of Emerald’s Cannabis 2.0 strategy.
  Strengthening its intellectual property portfolio and advancing novel products under development that are scheduled for release starting in 4Q19.
  Commencing the distribution of novel and proprietary non-cannabis products (Endo product line with proprietary Phytocann® Complex) that can modulate the endocannabinoid system  to improve health and wellness. The Endo product line is being marketed through Emerald Health Naturals (51%-owned) with a management team that is very experienced in the nutraceutical business.

“Emerald has a deliberate and sequential strategy for sustainable growth. The completion of our Pure Sunfarms joint venture’s first greenhouse and its significant revenue and net income growth make this operation one of our most valuable assets. Combining this with the foundation we have built to synchronize and scale every aspect of our business from production to post-harvest processing and product development positions Emerald to see continued financial growth of the company,” said Dr. Avtar Dhillon, President and Executive Chairman of Emerald.

“During the second quarter, we appointed Riaz Bandali as Chief Executive Officer, adding extensive senior operating experience to our team and in-depth insight in the life science industry. Mr. Bandali hit the ground running on July 30th, and is working toward an executive strategy to maximize the value of Emerald over the long term,” added Dr. Dhillon.

“Emerald is strategically positioned to be a leader in the cannabis industry. As we enter the second half of 2019, we will focus our efforts on refining our business model and scaling our operations to fully leverage and further enable the success of our PSF JV while sharpening our own business strategy, operations and core areas of business. We will complete the build out and licensing of our two other 100%-owned facilities, allowing them to become revenue generating in 2020, enhance our brand, as well as our targeted research efforts in novel, proprietary product development, and continue to build on value-added strategic partnerships to enhance profitability, speed up market entry, or provide enhanced expertise in specific areas,” said Riaz Bandali, Chief Executive Officer of Emerald. “We believe that these actions will enhance and clearly differentiate our competitive position in the marketplace, while concurrently allowing us to refine our operational model and move towards enhanced and sustained profitability in the future.”

Financials Results & Capital Resources

Selected quarterly financial information

The following table summarizes selected quarterly financial information for the Company, which was derived from annual financial statements prepared in accordance with IFRS or interim financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting:

https://www.globenewswire.com/NewsRoom/AttachmentNg/9d99d33c-27d3-4a7a-97d6-ee2de9c2445f

The Company’s unaudited condensed, interim consolidated financial statements and MD&A for the three months ended Jun 30, 2019, together with other information related to the Company, including the Company's most recent Annual Information Form ("AIF") can be found on SEDAR. Additional information related to the Company is available on its website at www.emeraldhealth.ca.

Financing

During 1Q19 the Company filed a short form base shelf prospectus in each of the provinces of Canada that qualifies the issuance and secondary sale of $150 million common shares and the Company established an at-the-market equity program. During Q2 net proceeds from the sale of shares totalled $14.6 million. The Company intended to use these proceeds to fund the completion of capital projects and potential future expansion and acquisitions, including joint venture projects, for research and development, to expand the Company’s existing extraction capabilities, and for working capital and general corporate purposes.

On May 1, 2019, the Company announced that the vendors of Verdélite elected to receive $7.5 million of the $22.5 million they were to receive as the final payment for their shares of Verdélite in shares of the Company. On May 30, 2019, the Company renegotiated the terms of the remaining $15 million payable to the vendors, resulting in the payment of $5.0 million in June and $1 million in August 2019, monthly payments of $1.0 million due every month through November, and a final payment of $5.0 million plus accrued interest due on December 16, 2019. Interest on the outstanding balance began accruing May 31, 2019, at a rate of 10% per annum.

On August 28, 2019, the Company announced it had entered into a binding term sheet with a single Canadian institutional accredited investor (the “Investor”) under which the Investor has agreed, subject to certain customary conditions, to purchase 2,500 secured convertible debenture units (each, a “Convertible Debenture Unit”) of the Company at a price of $10,000 per Convertible Debenture Unit (the “Issue Price”) for gross proceeds of $25,000,000 (the “Offering”).

Each Convertible Debenture Unit is comprised of one 5.0% secured convertible debenture of the Company in the principal amount of $10,000 (each, a "Convertible Debenture") and 5,000 common share purchases warrants of the Company (each, a "Warrant").

The Convertible Debentures will have a maturity date of 24 months from their date of issue (the “Maturity Date”) and will bear interest (at the option of the Company payable in cash or, pursuant to TSXV rules, in common shares of the Company (“Common Shares”)) from their date of issue at 5.0% per annum, accrued and payable semi-annually on June 30th and December 31th of each year. The final terms of the Convertible Debentures will be determined by negotiation between the Company and the Investor and will include certain covenants relating to the business of the Company.

The Convertible Debentures will be convertible, at the option of the holder, into Common Shares at any time prior to the close of business on the last business day immediately preceding the Maturity Date. The Convertible Debentures will have a conversion price of $2.00 per Common Share (the “Conversion Price”), a 14% premium to the closing price of the Common Shares on August 27, 2019 on the TSX Venture Exchange (the "TSXV"). If, at any time prior to the Maturity Date of the Convertible Debentures, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 10 consecutive trading days, the Company may force the conversion of the principal amount of the then outstanding principal amount owing pursuant to the Convertible Debentures at the Conversion Price provided the Company gives 30 days' notice of such conversion to the holder.

Each Warrant will be exercisable to purchase one Common Share at an exercise price of $2.00 per share for a period of 24 months from the date of issue. If, at any time prior to the expiry date of the Warrants, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 10 consecutive trading days, the Company may deliver a notice to the holder of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice.

The Company intends to use the net proceeds of the Offering to repay the outstanding loan to Emerald Health Sciences Inc. and the remainder for working capital.

Corporate Update

Production & Sourcing

Pure Sunfarms, Emerald’s 50%-owned joint venture

Pure Sunfarms (PSF) completed planting of the final quadrants of its 1.1 million square foot Delta 3 greenhouse operation in Delta, BC, in April and reached its annualized full production run rate of 75,000 kg. PSF exercised its option to acquire the nearly identical 1.1 million square foot Delta 2 ‘sister’ facility. It is now moving forward with converting the facility to cannabis production. PSF aims to complete its first harvest at the Delta 2 facility in mid-2020 and achieve full run-rate production in the fourth quarter of 2020, subject to completion of construction and the receipt of Health Canada licenses.

PSF received its processing license for Delta 3, permitting packaging as well as extraction of cannabis for oils, concentrates and edibles, and continues to advance toward completion of its 65,000 square feet, GMP-compliant and certified processing centre. The project is expected to be completed and in operation by the end of 2019, subject to Health Canada approval.  A pending amendment is expected to soon permit the direct sale of branded packaged dried products to provincial distributors.

New organic cannabis operation

Emerald received its Health Canada cultivation license and preliminary municipal permit for its organic cannabis operation in Metro Vancouver, BC, enabling it to operate in 15,000 square feet of the first purpose-built 78,000 square foot state-of-the-art greenhouse. This licensed area is now growing mother plants. A pending amendment is expected to soon enable planting and operations in the full greenhouse.

This 20-acre operation includes 156,000 square feet in two greenhouses and 12 acres of outdoor cultivation, with the goal to organically produce over 20,000 kg of proprietary cannabis strains annually. It is also equipped for cultivation, trimming, drying and bulk bagging. The facility received its outdoor cultivation license and planted 45,000 organic cannabis seedlings on August 1st; the first outdoor harvest is expected to be in Q319. The second greenhouse is expected to be licensed and operational in Q4.

Verdélite

Emerald has submitted its final evidence package to Health Canada for its 88,000-square-foot Verdélite indoor production and processing facility in St. Eustache, Quebec. Its intent is to utilize the high degree of control allowed in this fully indoor operation to cultivate premium cannabis from its own proprietary strains and sell packaged dried flower and extracted value-added products.

Emerald has dedicated a significant area in the Verdélite facility for advanced post-harvest processing and is planning to have on-site extraction capacity operational in the fourth quarter of this year to augment and expand Emerald’s existing extraction capacity in Victoria, BC. Emerald’s intent is that the Quebec operation will play an instrumental role in value-added cannabis product manufacturing to serve the market with an expanded product portfolio allowable under the “edibles” or Cannabis 2.0 legislation that will launch Canada-wide on October 17.

Hemp for CBD oil

Emerald has entered into a purchase agreement with Emerald Health Hemp Inc. for approximately 1,200 acres of hemp chaff annually from 2019 to 2022. Through this agreement, Emerald aims to harvest over 270,000 kg of hemp in 2019, which has the potential to produce over 3,500 kg of extracted CBD oil. The hemp will be processed through extraction, with some going through gel encapsulation given final Health Canada licensing of the Factors Group manufacturing facility in Kelowna, BC.

Sales & Marketing

Cannabis sales – adult-use market

Emerald has become an established recreational cannabis supplier to government authorities in British Columbia, Alberta, Manitoba, Ontario, Quebec, Newfoundland and Labrador, PEI, and Yukon, and to licensed private retailers in Saskatchewan.

Emerald began distribution of its indica-dominant CBD oil, SYNC 25, which offers consumers a smoke-free alternative to standard cannabis products. In the last quarter, Emerald shipped 6,000  40 ml units of SYNC 25 to the British Columbia Liquor Distribution Branch and shipped 9,960 40 ml units to Alberta and Saskatchewan. Newfoundland has also been introduced to the SYNC 25 CDB oil and the company plans to further expand distribution and increase sales of SYNC 25.

Emerald Health Naturals

Emerald’s 51%-owned joint venture, Emerald Health Naturals (EHN), introduced a cannabis-free herbal and botanical endocannabinoid-supporting health supplement product line in Canada. EHN’s Endo product line features its PhytoCann® Complex and is intended to support the endocannabinoid system to help maintain equilibrium in the body. The products are now available in over 250 natural health food stores across Canada, up from 85 in the last quarterly report.

Value-Added Processing

Factors R&D Technology, Inc.

Emerald’s strategic manufacturing partner, Factors R&D Technology Inc., has submitted its final evidence package to Health Canada to license a segregated and secured portion of one of its GMP-level natural health product manufacturing facilities for the extraction and encapsulation of CBD from hemp. The facility is being prepared for CBD production and has an annual processing capacity of 1 million kg of hemp biomass extraction and 600 million units of softgel encapsulation. This partnership complements Emerald’s contracts with other third-party extraction service providers. Emerald is also working to significantly expand its extraction capacity in Quebec to complement its existing extraction capacity in Victoria, BC.

Corporate Development

On July 30, 2019, the Company announced the appointment of Riaz Bandali as Chief Executive Officer. Mr. Bandali has over 25 years of experience in life sciences, with expertise in global operations, strategy development, innovation, M&A, and investment management spanning contract clinical and research services, analytical instrumentation, lab services and venture capital. Mr. Bandali most recently served as President, Early Phase Clinical Services, at Syneos Health, an international clinical research organization.

The Company also announced that it had appointed Sean Rathbone as Chief Operating Officer and Thierry Schmidt as Chief Commercial Officer.

Conference Call

Emerald Health Therapeutics will host its fiscal second quarter 2019 financial results conference call on Thursday, August 29, 2019, at 10:30 a.m. ET.

To access the audio broadcast, please dial (866) 652-5200, or via the Internet at: https://services.choruscall.com/links/emhtf190829.html. An archived version of the presentation will be available for 90 days on the "Investors" section of Emerald's website: https://ir.emeraldhealth.ca/events-and-presentations.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products, with strategic initiatives focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and soft gel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of approximately 75,000 kg in its first 1.1 million square-foot greenhouse Delta 3 operation; its second 1.1 million square-foot greenhouse is planned to be in full production by the end of 2020. Emerald’s two wholly-owned facilities in Quebec, a high-quality indoor growing and processing facility, and in British Columbia, an organic greenhouse and outdoor operation, are completing construction and are working toward final licensing extension. Emerald has also contracted for approximately 1,200 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Non-GAAP Financial Measures
This press release contains references to EBITDA and Pro Forma Sales. These financial measures are not measures that have any standardized meaning prescribed by IFRS and are therefore referred to as “non-GAAP measures”. Non-GAAP measures used by the Company may not be comparable to similar measures used by other companies. EBITDA is defined as “income (loss) before interest expenses, taxes, depreciation and amortization. Pro Forma Sales is defined as the Company’s gross sales plus 50% of the gross sales of Pure Sunfarms as reported in each of their respective financial statements less 50% of the profit Pure Sunfarms recorded on sales of bulk dried flower to the Company that remains in the Company’s inventory.  Refer to the table above for information on the calculation of EBITDA used in this press release.

The Company uses these non-GAAP measures because they provide additional information regarding performance of the Company’s overall business that are not otherwise reflected under IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include production and processing capacity of various facilities; conversion of facilities; expansion of facilities; use of proceeds of financings; commencement of production; sales volumes; receipt of licenses; execution of final agreements with FTI; construction and operation of a laboratory; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.